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August 25, 2005	Writer’s Direct Contact 858/720-5198 SRowles@mofo.com
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief
Ms. Kaitlan Tillan, Assistant Chief Accountant
Mr. Tom Jones
Mr. Eric Atallah

Re:	Endocare, Inc.
Revised Draft of Amendment to Annual Report on Form 10-K
For the fiscal year ended December 31, 2004
Draft of Amendments to Quarterly Reports on Form 10-Q
For the fiscal quarters ended June 30, 2005 and March 31, 2005
File No. 0-27212
Ladies and Gentlemen:
This letter is being filed on behalf of our client, Endocare, Inc. (the “Company”), in order to provide to the staff of the Securities and Exchange Commission (the “Staff”) additional information regarding the Company’s valuation of the Series A Warrants and Series B Warrants that the Company issued on March 11, 2005 (collectively, the “Warrants”).
Concurrently with the filing of this letter via Edgar, we are faxing to you and also sending by overnight courier the following documents:
•	A revised draft of the amendment to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K Amendment”), marked to show the latest changes – which include the financial statements being labeled “restated,” corresponding footnote disclosure and related changes to the audit report; and

August 25, 2005
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•	A draft of the amendments to the Company’s Form 10-Qs for the quarters ended June 30, 2005 and March 31, 2005 (collectively, the “Form 10-Q Amendments”) – which include the reclassification of the Warrants from equity to liability and corresponding footnote disclosure. In addition, pursuant to input from Tom Jones, the Company has defined the term “proctor fees” in the MD&A contained in the Form 10-Q for the quarter ended June 30, 2005.
With respect to the valuation of the Warrants, the Company determined the fair value of the Warrants using the methodology described below. Accompanying this letter is a memorandum from RSM McGladrey, the firm that assisted the Company in this valuation. The memorandum from RSM McGladrey provides additional detail regarding the steps described below.
Methodology for Valuation of Warrants
•	Step One: Black-Scholes Valuation. First, the Company used the Black-Scholes option-pricing model with the following assumptions: an expected life equal to the contractual term of the Warrants (5 years); no dividends; a risk free rate of 4.13%, which equals the five-year yield on Treasury bonds at constant (or fixed) maturity, as reported in the Federal Reserve Statistical Release H.15 for March 10, 2005; and a volatility of 95.08%. Under these assumptions, the Black-Scholes option-pricing model yielded a value of $1.96 for each of the Series A Warrants and $1.91 for each of the Series B Warrants, for an aggregate value of $7.6 million;

•	Step Two: Discount to Reflect Call Provision. Second, given that the Warrants are limited in the amount of realizable profit as a result of the call provision described in the Form 10-Q Amendments (at $3.00 realizable profit for each Series A Warrant, i.e., $6.50 minus $3.50, and $3.50 realizable profit for each Series B Warrant, i.e., $7.50 minus $4.00), the Company reduced the value of the Warrants to account for the probability that the stock price will reach or exceed $6.50 and $7.50, respectively (i.e., the prices above which the Company has the right to call the Series A Warrants and Series B Warrants, respectively). The Company used a statistical formula referred to as a “z score” formula to calculate the probability that our stock price will reach or exceed $6.50 and $7.50, respectively. Based on this formula, the Company calculated that, for the Series A Warrants, the probability that the stock price of $6.50 will be reached or exceeded is approximately 26.3%. Similarly, the Company calculated that, for the Series B Warrants, the probability that the stock price of $7.50 will be reached or exceeded is approximately 21.1%. Based on these probabilities, the Company reduced the valuation of each of

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the Series A Warrants to $1.44 (which equals one minus 26.3%, multiplied by $1.96) and the Company reduced the valuation of each of the Series B Warrants to $1.51 (which equals one minus 21.1%, multiplied by $1.91). This yields an aggregate value of the Warrants equal to $5.8 million; and

•	Step Three: Discount to Reflect Dilution. Third, the Company further reduced the value of the Warrants on the assumption that the Company’s stock price on the day that the Warrants are exercised will be affected by the additional stock introduced into the market, i.e., dilution. Given that the Company has approximately 30 million shares outstanding, the Company calculated that the exercise of the Warrants will result in dilution of approximately 6%. Using the dilution figure of 6%, the Company reduced the value of each of the Series A Warrants to $1.35 (i.e., $1.44, multiplied by one minus 6%) and the Company reduced the value of each of the Series B Warrants to $1.42 (i.e., $1.51, multiplied by one minus 6%). This yields an aggregate value of the Warrants equal to $5.5 million.
Therefore, in conclusion, the Company ultimately determined the value of each of the Series A Warrants to be $1.35 and the value of each of the Series B Warrants to be $1.42, for an aggregate value of $5.5 million.
* * * * * *
The Company respectfully requests the Staff’s assistance in completing the review of the draft Form 10-K Amendment and draft Form 10-Q Amendments as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. After we receive the Staff’s input on the draft Form 10-K Amendment and the draft Form 10-Q Amendments, the Company will file these documents via Edgar and then file an amendment to the Company’s Form S-2 to incorporate these filings by reference and respond to the Staff’s outstanding comments with respect to the Form S-2.

August 25, 2005
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Please direct any further comments or questions regarding this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.
Very truly yours,
/s/ Steven G. Rowles
Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc.
Kevin Keating, Endocare, Inc.

Memo

To:	Michael Rodriguez, CFO, Endocare

From:	Roxanne Cheng

cc:

Date:	August 24, 2005

Subject:	Calculation of warrant values

The calculation of the warrant value is based on the price of an equivalent call option, adjusted for the cap on the realizable profit on the warrant, and adjusted for the change in the stock price due to the introduction of additional shares.
The price of an equivalent call option is calculated using the Black Scholes model with a holding period of five years, which is equivalent to the legal term of the warrants. The calculated volatility of Endocare’s stock is 95.08%. The risk free rate is 4.13%, or the five-year yield on Treasury bonds at constant (or fixed) maturity, as reported in the Federal Reserve Statistical Release H.15 for March 10, 2005. Using Black Scholes, the calculated value of a call option for the $3.50 exercise price is $1.96, and the calculated value of a call option for the $4.00 exercise price is $1.91.
Since the Series A and Series B warrants are limited in the amount of realizable profit (at $3.00 and $3.50, respectively), we have adjusted the value of the call option to account for the probability that the stock price will exceed $6.50 and $7.50, respectively. Assuming that the stock prices follow an approximately normal distribution, z scores provide us information on the probability of stock prices exceeding a certain amount. Calculating a z score allows us to estimate the area under the distribution curve where Endocare’s stock price falls above $6.50 and $7.50.
The formula is as follows:

Z = x - mean(x)
ó

Where	x = maximum price, i.e. $6.50 for Series A or $7.50 for Series B warrants
Mean (x) = $2.77
ó = standard deviation,
where ó is calculated as the square root of 5 (equal to the number of years), times the annual volatility rate of 95.08%, times the stock price at issue or $2.77. This calculation determines the standardized deviation over the five year period.
Therefore, for the Series A warrants, the probability that the stock price will reach or exceed $6.50 is approximately 26.3%. That is, z = (6.50 – 2.77) / (v5 x 95.08% x 2.77) or .633. The area under the curve represented by the area over $6.50 is 26.3%.
For the Series B warrants, the probability that the stock price will reach or exceed $7.50 is approximately 21.1%. That is, z = (7.50 – 2.77) / (v5 x 95.08% x 2.77) or .803.
Based on the above, the value of the Series A warrants is (1 – 26.3%) * $1.96 or $1.44. The value of the Series B warrants is (1 – 21.1%) * $1.91 or $1.51.

Endocare
August 24, 2005

Further, the stock price on the day the warrants are exercised will be affected by the additional stock introduced into the market, i.e. dilution. Given the approximately 30.06 million shares outstanding, the dilution would be approximately 6%, calculated as follows:
Dilution = (3.945 x 3.50) + (30.5 x 6.50) = 6.2%
     (30.06 + 3.945)
Using the entire warrant issue is appropriate since it is expected that the investing public will anticipate the imminent exercise of both warrant series. Therefore, the Series A warrant is worth $1.35 and the Series B warrant is worth $1.42.
If you have any questions on the above, please call me at (626) 405-4255.